EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

AND

BRALORNE GOLD MINES LTD.

ARRANGEMENT AGREEMENT

July 31, 2014

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 31st day of July, 2014 and is

BETWEEN:

AVINO SILVER & GOLD MINES LTD., a company incorporated under the laws of the Province of British Columbia

(“Avino”)

AND:

BRALORNE GOLD MINES LTD., a company incorporated under the laws of the Province of British Columbia

(“Bralorne”)

BACKGROUND

A.	Avino is a reporting issuer whose common shares are listed for trading on the TSX Venture Exchange and the NYSE – MKT.

B.	Bralorne is a reporting issuer whose common shares are listed for trading on the TSX Venture Exchange.

C.
Avino and Bralorne propose that Bralorne effect an arrangement under the Business Corporations Act (British Columbia) that will result in the shareholders of Bralorne (not including Avino) receiving common shares of Avino in exchange for their shares of Bralorne and, as a result, Bralorne becoming a wholly owned subsidiary of Avino, on the terms and conditions set forth in the Plan of Arrangement attached as Schedule A.

IN CONSIDERATION of the covenants and agreement herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1. DEFINITIONS AND INTERPRETATION

1.1	Definitions. In this Agreement:

(a)
“Acquisition Proposal” means any inquiry or the making of any proposal or offer, or public announcement of an intention to make a proposal or offer, to Bralorne or its securityholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)
any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Bralorne;

(ii)
any sale of assets (or any lease, long-term supply arrangement, option, licence or other arrangement having the same economic effect as a sale) of Bralorne or its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of Bralorne;

(iii)
any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Bralorne or any of its subsidiaries representing 20% or more of the issued and outstanding equity or voting interests of Bralorne; and

(iv)	any arrangement whereby effective operating control of Bralorne is granted to another party;

and each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Agreement;

(b)	“Affiliate” means an "affiliate" within the meaning the BCA;

(c)	“Agreement” means this Arrangement Agreement;

(d)	“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCA on the terms and conditions set forth in the Plan of Arrangement;

(e)	“Arrangement Resolution” means a special resolution as defined in the BCA of the Bralorne Shareholders approving the Arrangement;

(f)	“ATM Offering” means a public offering of Avino’s securities priced at-the-market to raise up to USD$25 million;

(g)	“Avino Common Shares” means common shares in the capital of Avino as they are constituted as at the Effective Date;

(h)	“Avino Financial Statements” has the meaning given thereto in Subsection 4.2(p) hereof;

(i)
“Avino Projects” means Avino’s Material resource project is the Avino mine property, Durango, Mexico, and Avino holds certain other non-material exploration properties located in British Columbia (being the Minto and Olympic-Kelvin properties, all located in the Lillooet Mining Division), and the Yukon Territory (being the Eagle property, located in the Mayo Mining District), and Avino also holds an interest in an option agreement with Avaron Mining Corp. for it to acquire the Eagle property, as more fully described in Schedule B hereto;

(j)	“BCA” means the Business Corporations Act (British Columbia), as amended;

(k)	“Bralorne Board” means the independent directors of Bralorne;

(l)	“Bralorne Financial Statements” has the meaning given thereto in Subsection 4.1(p) hereof;

(m)
“Bralorne Meeting” means the annual general and special meeting of Bralorne Shareholders to be held to consider, among other matters, the Arrangement Resolution, including any adjournment or adjournments thereof;

(n)	“Bralorne Options” means all of the outstanding stock options to purchase Bralorne Shares granted by Bralorne pursuant to the Bralorne Stock Option Plan immediately prior to the Effective Date;

(o)	“Bralorne Project” means the Bralorne mine property, located near Goldbridge, British Columbia, as more particularly described in the NI 43-101 Report filed by Bralorne on SEDAR on November 21, 2012;

(p)	“Bralorne Securities” means, collectively, Bralorne Shares and Bralorne Options;

(q)	“Bralorne Shareholders” means the holders of Bralorne Shares;

(r)	“Bralorne Shares” means the common shares in the capital of Bralorne;

(s)	“Bralorne Stock Option Plan” means the current stock option plan authorized by Bralorne, and if more than one plan, collectively, means all of them;

(t)
“Budget” means the budget for the expenditures of Bralorne during the period from the date hereof until the Termination Date which has been or will be approved by Avino, and will contain sufficient detail to show line items in expenditure categories of $15,000 or more;

(u)
"Business Day" means a day, other than a Saturday or a Sunday or a day observed as a holiday, on which the principal commercial banks located in Vancouver, British Columbia, are open for the conduct of business;

(v)
“Circular” means the notice of the Bralorne Meeting and accompanying management information circular, including all schedules thereto and documents incorporated by reference therein, prepared in accordance with applicable Laws, including Dissent Rights, to be sent to Bralorne Shareholders in connection with the Bralorne Meeting, and includes any amendments thereto;

(w)	“Confidentiality Agreement” means the confidentiality agreement between Avino and Bralorne dated May 30, 2014;

(x)	“Court” means the Supreme Court of British Columbia;

(y)	“Dissent Rights” has the meaning given thereto in Section 5.1 of Schedule A, Plan of Arrangement, annexed hereto;

(z)
“Dissenting Shareholder” means a Bralorne Shareholder who exercises Dissent Rights in connection with the Arrangement Resolution and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

(aa)	“Effective Date” means the next Business Day following the date of the Final Order and before the Termination Date, or such later date as may be mutually agreed by the Parties;

(bb)	“Effective Time” means the 12:01 am on the Effective Date;

(cc)	“Encumbrances” means security interests, liens, royalties, charges, mortgages, pledges and encumbrances of any nature or kind whatsoever, whether written or oral, or direct or indirect;

(dd)
“Environmental Claims” mean any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including, without limitation:

(i)	any and all claims by any Governmental Entity for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and

(ii)
any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from hazardous materials, including any release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

(ee)
“Environmental Law” means all requirements of the common law, civil code or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses, permits or directives of any federal, territorial, provincial or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water or land, (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of lands;

(ff)	“Exchange” means the TSX Venture Exchange Inc.;

(gg)	“Exchange Ratio” means the share exchange ratio set forth in Subsection 3.2(a) of the Plan of Arrangement;

(hh)
“Fairness Opinion” means a written opinion from an independent business valuator that the consideration payable under the Arrangement is fair and reasonable from a financial point of view to each of the holders of Avino Common Shares or the Bralorne Shareholders, as the case may be, subject to the assumptions and limitations described in such Fairness Opinion;

(ii)
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(jj)
“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(kk)	“Interim Order” means the interim order of the Court made in connection with the process for obtaining securityholder approval of the Arrangement and related matters;

(ll)
“International Financial Reporting Standards” means the international financial reporting standards mandated for use by public corporations by the Canadian securities regulators, as adopted by the Canadian Institute of Chartered Accountants in Canada;

(mm)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Entity;

(nn)	“Loan Agreement” means the loan agreement dated July 16, 2014 entered into among Avino and Bralorne;

(oo)
“Material” means, when used in respect to the affairs of a Person, an event, occurrence or fact concerning the business, operations, capital, assets, liabilities or financial condition of the Person, on a consolidated basis, that would reasonably be expected to influence a reasonable investor in whether or not to invest in the securities of the Person;

(pp)
“Material Adverse Change” means, in relation to a Person, any change (or changes in the aggregate), or any condition, event or development involving a prospective change, in the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person or any of its subsidiaries, which is adverse to it and its subsidiaries taken as a whole in a Material manner; provided, however, that a Material Adverse Change shall not include any change, effect, event or occurrence relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person in relation to such Person; (c) the precious metals or mining industry generally, including any decrease in the price of precious metals; or (d) the state or condition of securities or capital markets in general;

(qq)
“Material Adverse Effect” when used in relation to a Person means any matter, condition, event, development or action that has, or would reasonably be expected to have, a Material and adverse effect upon the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person and any of its subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect shall not include any change, effect, event or occurrence relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person in relation to such Person; (c) the precious metals or mining industry generally, including any decrease in the price of precious metals; or (d) the state or condition of securities or capital markets in general;

(rr)	“Material Fact” has the meaning given to it under the Securities Act;

(ss)	“Misrepresentation” has the meaning given to it under the Securities Act;

(tt)	“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, adopted by Canadian securities regulators;

(uu)	“NI 43-101 Report” means a technical report prepared in compliance with the requirements of NI 43-101;

(vv)	“Parties” means Avino and Bralorne, and “Party” means either one of them;

(ww)	“Permitted Encumbrance” means

(i)
easements, rights of way, servitudes or other similar rights in land including, without limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electrical light, power, telephone, telegraph or cable television conduits, poles, wires and cables;

(ii)
the right reserved to or vested in any government or other public authority by the terms of any or by any statutory provision, to terminate, revoke or forfeit any of the lease or mining claims or to require annual or other periodic payments as a condition of the continuance thereof;

(iii)
rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Projects in any manner, and all applicable laws, rules and orders of any governmental authority; and

(iv)	the reservations, limitations, provisos and conditions in any original grants from any Government Entity on the Projects or interests therein and statutory exceptions to title;

(xx)	“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(yy)
“Plan of Arrangement” means the plan of arrangement substantially as annexed as Schedule A hereto and any amendment or variation thereto made in accordance with its terms or the terms of this Agreement;

(zz)	“Projects” means collectively, the Avino Projects and the Bralorne Project;

(aaa)	“Registrar” means the Registrar of Companies for British Columbia;

(bbb)
“Representatives” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

(ccc)	“Returns” means all reports, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ddd)	“Second Loan” means the second loan in the principal amount of $750,000 to be advanced by Avino to Bralorne pursuant to the Loan Agreement, as amended hereby;

(eee)	“Securities Act” means the Securities Act (British Columbia), as amended;

(fff)	“Subsidiary” means, in relation to a Party, a corporation that is a "subsidiary" of the Party within the meaning of section 2 of the BCA;

(ggg)
“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from the breach of Sections 3.2 or 3.4 of this Agreement by Bralorne or its Representatives and that the Bralorne Board determines in good faith after consultation with its legal and financial advisors:

(i)	is made to Bralorne or all the Bralorne Shareholders and in compliance with applicable securities Laws;

(ii)
that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds or other consideration necessary for the consummation of the Acquisition Proposal;

(iii)	if consummated in accordance with its terms, would result in a transaction at least 15% financially superior for Bralorne and its securityholders than the transaction contemplated by this Agreement;

(iv)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

(v)	that the taking of action in respect of such Acquisition Proposal is necessary for the Bralorne Board in the discharge of its fiduciary duties under applicable Laws;

(hhh)	“Support Agreements” means the voting support agreements entered into between Avino and the directors and officers of Bralorne for their continuing support of the Arrangement;

(iii)
“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by a Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, payroll and employee withholding taxes, unemployment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any Subsidiary is required to pay, withhold or collect;

(jjj)	“Termination Date” means October 31, 2014, or such later date as may be mutually agreed by the Parties;

(kkk)
“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act, including, without limitation, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vi) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (vii) any partnership or corporation organized or incorporated under the laws of any foreign jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act (unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, who are not natural persons, estates or trusts);

(lll)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(mmm)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.2
Interpretation Not Affected by Headings. The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3
Article References. Unless the contrary intention appears, references in this Agreement to an Article, Section, Subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, Subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4
Number and Gender. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5
Recitals and Schedules. Schedules A annexed to this Agreement, being the Plan of Arrangement, and Schedule B being the Description of the Avino Projects are incorporated by reference into and form part of this Agreement. The recitals also are incorporated by reference into and form part of this Agreement.

1.6
Knowledge. References “to the knowledge of” a Party means with respect to Avino means the actual awareness of that fact or other matter by the Chief Executive Officer and Chief Financial Officer of Avino, namely, David Wolfin and Malcolm Davidson, respectively, and with respect to Bralorne, means the actual awareness of that fact or other matter by the Chief Executive Officer, President & Chief Operating Officer, and Chief Financial Officer of Bralorne, namely, William Kocken, Dr. Matt Ball, and Annie Chan, respectively.

ARTICLE 2. THE ARRANGEMENT

2.1	Arrangement Implementation Steps of Avino. In a timely and expeditious manner, Avino covenants and agrees that it shall:

(a)	co-operate with Bralorne to develop and mutually approve with Bralorne the Budget;

(b)
complete all required filings as may be reasonably requested by the Exchange in relation to the Arrangement and provide Bralorne with copies of all correspondence to and from the Exchange in connection therewith;

(c)	commission and obtain a Fairness Opinion (with a verbal confirmation to Bralorne of the Avino Fairness Opinion, prior to the execution and delivery of this Agreement);

(d)	with the assistance and cooperation of Bralorne, use commercially reasonable efforts to assist in the preparation of the Circular;

(e)
subject to obtaining the Interim Order and the Final Order, and the satisfaction or waiver of the other conditions herein contained in favour of each Party (including without limitation the conditions precedent set out in Article 5), deliver such other documents as may be required in connection with the Arrangement to give effect to the Arrangement in accordance with the provisions of the BCA; and

(f)	with the assistance and cooperation of Bralorne, complete the Plan of Arrangement in accordance with its terms.

2.2	Bralorne Options and Other Agreements. As of the Effective Date:

(a)	there will be no outstanding share purchase warrants to acquire any securities of Bralorne; and

(b)	all issued and outstanding Bralorne Options will be cancelled.

2.3	Arrangement Implementation Steps of Bralorne. In a timely and expeditious manner, Bralorne covenants and agrees that it shall:

(a)	commission and obtain a Fairness Opinion (with a verbal confirmation to Avino of the Bralorne Fairness Opinion, prior to the execution and delivery of this Agreement);

(b)
co-operate with Avino to develop and mutually approve with Avino the Budget, and require any single expenditures over $15,000 with the exceptions of fuel and explosives to be first approved in writing by the President or Chief Financial Officer of Avino;

(c)
with the assistance and cooperation of Avino, use commercially reasonable efforts to prepare and, if required, file with the Exchange the Circular, confirm the filing thereof to Avino, and provide Avino with copies of all correspondence to and from the Exchange in connection therewith;

(d)	convene and hold the Bralorne Meeting for the purpose of considering the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting);

(e)	with the assistance and cooperation of Avino, apply to the Court for the Interim Order;

(f)	with the assistance and cooperation of Avino and subject to obtaining the Arrangement Resolution, apply to the Court for the Final Order;

(g)
subject to obtaining the Interim Order and the Final Order, and the satisfaction or waiver of the other conditions herein contained in favour of each Party (including without limitation the conditions precedent set out in Article 5), deliver to the Registrar the documents as may be required (including the Final Order) in connection with the Arrangement to give effect to the Arrangement in accordance with the provisions of the BCA; and

(h)	co-operate with Avino with respect to the completion of the Plan of Arrangement, in accordance with the terms thereof.

Subject to the fulfilment or waiver of the conditions set forth herein, Avino, and Bralorne shall act in good faith to do all such things necessary to give effect to the Arrangement as soon as reasonably practicable.

2.4
Effective Date. The Arrangement shall become effective on the Effective Date at the Effective Time and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the Final Order set out in the Plan of Arrangement.

2.5
Bralorne Approval. Bralorne represents, as of the date hereof, that subject to obtaining a favourable Fairness Opinion, its Board of Directors will recommend that the Bralorne Shareholders vote in favour of the Arrangement.

2.6
Dissent Rights. The Circular shall provide that the Bralorne Shareholders may exercise Dissent Rights with respect to their Bralorne Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Bralorne will give Avino prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such rights of dissent and received by Bralorne.

2.7
Section 3(a)(10) Exemption. The Avino Common Shares to be issued in exchange for Bralorne Securities pursuant to the Arrangement or as otherwise contemplated by this Agreement, have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States. Accordingly, the Parties agree that the Arrangement will be carried out with the intention that all Avino Common Shares issued under the Arrangement to Bralorne Shareholders resident in the United States or otherwise subject to federal or state securities laws of the United States in connection with the Arrangement, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption"), and in reliance on available exemptions from the registration requirements of applicable state securities laws. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Bralorne Shareholders subject to the Arrangement;

(d)	the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchange of securities under the Arrangement are fair to the Bralorne Shareholders;

(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Bralorne Shareholders;

(f)
Bralorne will ensure that each Bralorne Shareholder entitled to Avino Common Shares pursuant to the Arrangement will be given adequate notice advising it of its right to attend the hearing of the Court to give approval of the Arrangement and providing it with sufficient information necessary for it to exercise that right; and

(g)
the Interim Order will specify that each Bralorne Shareholder entitled to Avino Common Shares pursuant to the Arrangement will have the right to appear before the Court so long as it enters an appearance within a reasonable time.

ARTICLE 3. COVENANTS

3.1
Covenants of Avino. Avino covenants and agrees that, except as contemplated in this Agreement or pursuant to the Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a)	advance the Second Loan forthwith upon mutual approval of the Budget;

(b)	fully cooperate with Bralorne in implementing the Arrangement; and

(c)	to the extent within its power, forthwith carry out the terms of the Interim Order and the Final Order.

3.2
Covenants of Bralorne. Bralorne covenants and agrees that, except as contemplated in this Agreement or the Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)	it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice;

(b)	it shall not, without the prior written consent of Avino, not to be unreasonably withheld, directly or indirectly do or permit to occur any of the following:

(i)
issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any of its shares, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, other than pursuant to the exercise of share purchase warrants currently outstanding or stock options currently outstanding or issued under existing share issuance plans which have been disclosed to Avino;

(ii)	amend or propose to amend its articles or notice of articles;

(iii)	split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

(iv)	redeem, purchase or offer to purchase any of its shares or other securities, unless otherwise required by the terms of such securities;

(v)	reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(vi)
acquire or agree to acquire any person, corporation, partnership, joint venture or other business organization or division or acquire or agree to acquire any assets, which, in each case, are individually or in the aggregate, Material; or

(vii)
except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims or liabilities, except such as have been reserved against in its financial statements delivered to Avino, which are individually or in the aggregate, Material; (B) relinquish any contractual rights, which are individually or in the aggregate, Material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(c)	it shall not:

(i)	without the prior consent of Avino, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, take any direct or indirect action to:

(A)	solicit, initiate, encourage, engage in or respond to any inquiries, submissions, proposals or offers for the sale of its assets, business or securities;

(B)	encourage or participate in any discussions or negotiations regarding any proposals or offers for the sale of its assets, business or securities;

(C)	agree to, approve or recommend proposals or offers for the sale of its assets, business or securities; or

(D)	enter into any agreement related to proposals or offers for the sale of its assets, business or securities.

Notwithstanding the preceding part of this paragraph 3.2(c)(i) and any other provision of this Agreement, nothing shall prevent the Bralorne Board prior to the issuance of the Final Order from considering and participating in any discussions or negotiations regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of this Subsection 3.2(c) and pursuant to Subsection 3.3(f) below that the Bralorne Board determines in good faith, after consultation with financial advisors and outside legal counsel, is reasonably likely to result in a Superior Proposal; provided, however, that prior to taking such action, the Bralorne Board has complied with the requirements set forth in Subsections 3.3(d) and 3.3(e) below;

(ii)
without the prior consent of Avino and other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its directors or officers; or

(iii)
other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, except for minor adjustments attributable to the movement of mine workers from one pay grade to another prior to the Effective Date;

(d)	it shall:

(i)
use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain good relationships with others having business relationships with it;

(ii)
not take any action or have any communication that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or any public disclosure of the transactions contemplated hereunder, or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any Material respect at any time prior to the Effective Date if then made; and

(iii)
promptly notify Avino of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its properties, and of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(e)
it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent not to be unreasonably withheld of Avino;

(f)
it shall not enter into or modify in any Material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be Material to a Party hereto or which would have a Material Adverse Effect on a Party hereto;

(g)
it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article 5 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement, including using its commercially reasonable efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from the other parties to loan agreements, leases and other contracts;

(ii)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law and the requirements of the Exchange;

(iii)
effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Arrangement;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi)	cooperate with Avino in connection with the performance by it of its obligations hereunder;

(h)
it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement, provided that where a Party hereto is required to take any such action or refrain from taking such action as a result of this Agreement, that Party shall immediately notify Avino in writing of such circumstances;

(i)
it will, in all Material respects, conduct itself so as to keep Avino fully informed as to the Material decisions or actions required or required to be made with respect to the operation of its business; and

(j)
it shall make or cooperate as necessary in the making of all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws.

3.3
Additional Covenants of Bralorne Respecting the Arrangement. Bralorne covenants and agrees that, except as contemplated in this Agreement or pursuant to the Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a)	in a timely and expeditious manner use its best efforts to obtain the Arrangement Resolution;

(b)	fully cooperate with Avino in implementing the Arrangement; and

(c)	to the extent within its power, forthwith carry out the terms of the Interim Order and the Final Order;

(d)
promptly (and in any event within 24 hours) notify Avino, at first orally and then in writing, of any proposal, inquiry, offer or request received by Bralorne or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to Bralorne or a subsidiary of Bralorne, access to properties, books and records or a list of the holders of Bralorne's shares or the shareholders of any subsidiary of Bralorne. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and Bralorne shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that Avino may reasonably request. Bralorne shall keep Avino promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by Avino with respect thereto;

(e)
following the receipt by Bralorne of a bona fide written Acquisition Proposal made after the date of this Agreement (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of the terms hereof), Bralorne and its Representatives may:

(i)
contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)	if the Bralorne Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

A
furnish information with respect to Bralorne and its subsidiaries to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Bralorne than those contained in the Confidentiality Agreement, and which also includes a standstill covenant that prohibits such person, for a period of 12 months, from acquiring, or offering to acquire, any shares of Bralorne, provided that Bralorne sends a copy of such confidentiality agreement to Avino promptly following its execution and Avino is promptly provided with a list of, and access to (to the extent not previously provided to Avino) the information provided to such person; and

B
engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below);

(f)
notwithstanding Subsection 3.3(e) above, Bralorne may (i) enter into an agreement (other than a confidentiality agreement contemplated by subparagraph 3.3(e)(ii)(A) hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	Bralorne shall have complied with its obligations under Sections 3.2 and 3.3 above;

(ii)
Bralorne Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be a breach of its fiduciary duties;

(iii)
Bralorne has delivered written notice to Avino of the determination of the Bralorne Board that the Acquisition Proposal is a Superior Proposal and of the intention of Bralorne Board to approve or recommend such Superior Proposal and/or of Bralorne to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by Bralorne and a summary of the valuation analysis attributed by the Bralorne Board in good faith to any non-cash consideration included in such Acquisition Proposal (including its conclusions as to why the Acquisition Proposal represents a Superior Proposal) after consultation with its financial advisors (the "Superior Proposal Notice");

(iv)
at least five Business Days to a maximum of ten Business Days have elapsed since the date the Superior Proposal Notice was received by Avino (which five Business Days to a maximum of ten Business Days period is referred to as the "Match Period");

(v)
if Avino has offered to amend the terms of the Arrangement as contained in this Agreement during the Match Period pursuant to Section 3.4 below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement offered by Avino at the termination of the Match Period; and

(vi)	Bralorne terminates this Agreement in compliance with its terms.

3.4
During the Match Period (as defined above), Avino shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement as contained in this Agreement and Bralorne shall cooperate with Avino with respect thereto, including negotiating in good faith with Avino to enable Avino to make such adjustments to the provisions of the Arrangement as contained in this Agreement as Avino deems appropriate and as would enable Avino to proceed with the Arrangement on such adjusted provisions. The Bralorne Board shall review any such offer by Avino to amend the terms of the Arrangement as contained in this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Avino's offer to amend the Arrangement as contained in this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement offered by Avino. If the Bralorne Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Bralorne and Avino shall enter into an amendment to this Agreement reflecting the offer by Avino to amend the terms of the Arrangement.

3.5
Regulatory Approval. The Parties will cooperate with each other in connection with the necessary submissions to the Exchange for approval of the Arrangement and the other transactions contemplated by this Agreement.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES

4.1
Representations and Warranties of Bralorne. Bralorne represents, warrants and covenants to Avino as follows, and acknowledges that Avino is relying on these representations, warranties and covenants in entering into this Agreement and in completing the transactions contemplated hereby:

(a)
Bralorne and any Subsidiary are duly incorporated and validly existing under the laws of their respective jurisdictions of organization, and are in good standing with respect to the filing requirements of such jurisdictions.

(b)
Bralorne is a "reporting issuer" in British Columbia and Alberta, and is a "venture issuer" whose Bralorne Shares are listed for trading on the Exchange, and is not suspended from trading or cease-traded.

(c)	Bralorne is not in default of its listing agreement with the Exchange or the policies of the Exchange applicable to listed issuers.

(d)
Bralorne and any Subsidiary have all necessary corporate power, authority and capacity to own their respective assets and properties and to carry on their respective businesses as now being carried on by them.

(e)
Bralorne has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Bralorne and the consummation by Bralorne of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby other than, with respect to the completion of the Arrangement, the Arrangement Resolution.

(f)
This Agreement has been duly executed and delivered by Bralorne and constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights, including equitable remedies, generally.

(g)
All of the information delivered by Bralorne to Avino for the purposes of its securities filings will, taken as a whole, constitute full, true and plain disclosure of all Material Facts in respect of Bralorne and any Subsidiary, and Bralorne’s securities, and not contain a Misrepresentation.

(h)	The forms, reports, news releases, financial statements and other documents filed by Bralorne on SEDAR, taken as a whole, do not contain a Misrepresentation.

(i)
Bralorne has filed on SEDAR a current NI 43-101 Report for the Bralorne Project in compliance with the requirements of NI 43-101, except for changes in commodity prices and mineral extraction of less than 10% of the estimated resource.

(j)
The authorized share capital of Bralorne consists of an unlimited number of common shares of which 28,513,844 common shares have been issued and are outstanding as fully paid and non-assessable as the date hereof.

(k)
On the Effective Date, Bralorne shall not have any outstanding agreements, subscriptions, warrants, options or commitments (nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment) obligating Bralorne to issue additional shares or other securities, except for incentive Bralorne Options to issue up to 2,363,511 Bralorne Shares which shall be cancelled at the Effective Time.

(l)	Bralorne has no investments or interests in any other Person.

(m)
Bralorne is not currently in discussions or negotiations with a third party for any proposal or offer for the sale of its assets, business, (including joint ventures and/or similar arrangements), securities, or any form of debt financing, equity financing, off-take, forward sales, or similar financing arrangement.

(n)
Bralorne and any Subsidiary own, possess or have obtained and are in compliance with, all licences, registrations, permits, certificates, costs, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct their businesses as now conducted or as proposed to be conducted, the failure to own, possess, obtain or be in compliance with which would not individually or in the aggregate have a Material Adverse Effect on Bralorne or any Subsidiary.

(o)
The execution and delivery of this Agreement by Bralorne, the consummation by Bralorne of the transactions contemplated hereby and the fulfillment of and compliance with the terms and provisions hereof by Bralorne do not and will not (i) violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Bralorne, (ii) breach, violate or conflict with any of the terms, conditions or provisions of the Articles or Notice of Articles of Bralorne, or (iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, commitment or instrument to which Bralorne or any Subsidiary are parties or by which they are bound or to which their properties are subject, or result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by Bralorne or any Subsidiary, or result in the creation of any lien, charge, security interest or encumbrance upon any of the assets or property of Bralorne or any Subsidiary or give to others any interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement or instrument.

(p)
Bralorne’s consolidated audited financial statements for the year ended January 31, 2014 including the notes thereto (together, the “Bralorne Financial Statements”), present fairly the financial position of Bralorne, the results of its operations and the changes in its financial position as at the dates and for the periods indicated in such statements and have been prepared in accordance with International Financial Reporting Standards consistently applied.

(q)	As at June 30, 2014, Bralorne had an estimated working capital (deficit) of $($150,745).

(r)
Since January 31, 2014 and except as has been publicly disclosed prior to the date hereof: (i) there has been no Material Adverse Change in the business, operations, assets or condition, financial or otherwise, of Bralorne from that shown in the Bralorne Financial Statements or reserved for as provided therein; (ii) Bralorne has no liability or obligation (including, without limitation, tax liabilities) whether accrued, absolute, contingent or otherwise, not reflected in the Bralorne Financial Statements, except for liabilities and obligations incurred in the ordinary course of business since January 31, 2014 up to and including the date hereof, which liabilities and obligations do not individually or in the aggregate have a Material Adverse Effect; and (iii) Bralorne has conducted its business only in the ordinary and regular course of business consistent with past practice.

(s)
Bralorne has not declared or paid any dividend or made any other distribution of its properties or assets to shareholders and Bralorne has not disposed of any of its properties and assets or incurred any Material indebtedness, except in the ordinary course of business, or defaulted in any Material respect in the payment or performance of any of its obligations or liabilities or entered into any Material transaction or agreement other than those contemplated herein.

(t)
There are no actions, suits, proceedings, investigations, or outstanding claims or demands (whether or not purportedly on behalf of Bralorne or any Subsidiary) instituted, or to the knowledge of Bralorne, pending or threatened against or affecting Bralorne, except for a wrongful dismissal/discrimination alleged claim by 2 former mine workers, or any Subsidiary at law or in equity by any Person before or by any Governmental Entity, nor is there any judgment, order, decree or award of any court or Governmental Entity, obtained, pending, or to the knowledge of Bralorne, anticipated against or affecting Bralorne or any Subsidiary, which would prevent or Materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any Material judgment or liability not fully covered by insurance in excess of a reasonable deductible amount, or which in the aggregate would have a Material Adverse Effect on the business, operations, properties, assets or condition, financial or otherwise, of Bralorne or any Subsidiary.

(u)
All Returns required to be filed by or on behalf of Bralorne have been duly filed on a timely basis and such Returns are to the knowledge of Bralorne true, complete and correct in all Material respects. All Taxes shown to be payable (if any) on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Bralorne with respect to items or periods covered by such Returns.

(v)
No deficiencies exist or have been asserted with respect to Taxes of Bralorne, Bralorne is not a party to any action or proceeding for assessment or collection of Taxes, nor to the knowledge of Bralorne has such event been asserted or threatened against Bralorne or any of its assets.

(w)
Neither Bralorne, nor any Subsidiary, is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any officer or employee of Bralorne or any Subsidiary, which is outside the ordinary course of business.

(x)
Neither Bralorne, nor any Subsidiary, is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or to the knowledge of Bralorne threatened, or any litigation, actual or threatened, relating to employment or termination of employment of employees or independent or dependent contractors or agents, except for a wrongful dismissal/discrimination alleged claim by 2 former mine workers.

(y)
Bralorne and any Subsidiary have operated in accordance with all applicable Laws in all Material respects with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any court, board or tribunal with respect to any of the areas listed herein.

(z)
Each contract or agreement between Bralorne, or any Subsidiary, and any other Person which is Material to the ownership, use or operation of the business, properties or assets of Bralorne or any Subsidiary on a consolidated basis, is in full force and effect and is valid, binding and enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights, including equitable remedies, generally; and no Material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a Material breach or default.

(aa)	Bralorne and any Subsidiary have complied and are in compliance in all Material respects with all applicable Laws.

(bb)	The corporate records and minute books of Bralorne and any Subsidiary have been maintained in accordance with applicable Laws and are complete and accurate in all Material respects.

(cc)
Other than as has been publicly disclosed prior to the date hereof, Bralorne is not party to or bound by any contract or commitment to pay any royalty, fee or land payment with respect to any of its properties or any portion thereof or interest therein, which may not be terminated on appropriate notice, except for royalties pertaining to 12 mineral tenures as further described in the Preliminary Economic Assessment on the Bralorne Gold Mines Property prepared by Beacon Hill Consultants (1988) Ltd. dated October, 2012.

(dd)
To the knowledge of Bralorne, Bralorne’s projects or properties are properly and accurately described in the Bralorne Financial Statements, and: (i) have been duly and properly staked and recorded in accordance with Laws in effect in the jurisdiction in which the properties are located; and (ii) are in good standing under the Laws of the jurisdiction in which the properties are located; and (iii) are free from any title defects.

(ee)
The conditions on and relating to Bralorne’s properties respecting all past and current operations thereon are, to the best knowledge of Bralorne, in compliance with all applicable federal, provincial, and municipal laws including all Environmental Laws, except for the Bralorne Gold Mines property tailings pond that is currently not in compliance with the Ministry of Mines required freeboard, and neither Bralorne nor any Subsidiary has received from any Governmental Entity any notice of, or communication relating to, any actual or alleged Environmental Claims, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting such properties or any operators carried out thereon that, individually or in the aggregate, would have a Material Adverse Effect on Bralorne; and

(ff)
Since the initial public announcement of the letter of intent by Avino and Bralorne, Bralorne has not taken any action that would be inconsistent with its duties and obligations under Section 3.2(d)(ii).

4.2
Representations and Warranties of Avino. Avino represents, warrants and covenants to Bralorne as follows, and acknowledge that Bralorne is relying on these representations, warranties and covenants in entering into this Agreement and in completing the transactions contemplated hereby:

(a)
Avino and any Subsidiary are duly incorporated and validly existing under the laws of their respective jurisdictions of organization and are in good standing with respect to the filing requirements of such jurisdictions.

(b)
Avino is a reporting issuer in British Columbia, Alberta, and in the United States of America, and the Avino Common Shares are listed for trading on the Exchange and the NYSE – MKT, and Avino is not suspended from trading or cease-traded.

(c)	Avino is not in default of its listing agreement with the Exchange, the NYSE – MKT, or the policies of those exchanges applicable to listed issuers.

(d)
Avino and any Subsidiary have all necessary corporate power, authority and capacity to own their respective assets and properties and to carry on their respective businesses as now being carried on by them.

(e)
Avino has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Avino and the consummation by Avino of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

(f)
This Agreement has been duly executed and delivered by Avino and constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights, including equitable remedies, generally.

(g)
All of the information delivered by Avino to Bralorne for the purposes of its securities filings (including all information concerning Avino contained in the Circular) will, taken as a whole, constitute full, true and plain disclosure of all Material Facts in respect of Avino and any Subsidiary, and Avino’s securities, and do not contain a Misrepresentation.

(h)	The forms, reports, news releases, financial statements and other documents filed by Avino on SEDAR, taken as a whole, do not contain a Misrepresentation.

(i)	Avino has filed on SEDAR a current NI 43-101 Report for the Material Avino Projects (i.e., the Avino mine property, Mexico) in compliance with the requirements of NI 43-101.

(j)
The authorized share capital of Avino consists of an unlimited number of common shares of which 32,575,154 common shares have been validly issued and are outstanding as fully paid and non-assessable as the date hereof.

(k)
There are no issued or outstanding options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Avino to issue or sell any shares in the capital of Avino, or other securities or obligations of any kind convertible into or exchangeable for any shares in the capital of Avino, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments, except for warrants to purchase up to 1,033,059 Avino Common Shares, incentive stock options to purchase up to 2,486,857 Avino Common Shares, and Avino Common Shares which may be issued under the ATM Offering.

(l)
Avino holds an effective 99.66% equity interest in Compañia Minera Mexicana de Avino, S.A. de C.V., a 79.9% equity interest in Promotora Avino, S.A. de C.V., and a 100% equity interest in Oniva Silver and Gold Mines, S.A., and except for the other minority equity investments disclosed in the Avino Financial Statements which are not Material, Avino has no investments or interests in any other Person.

(m)
Avino and any Subsidiary own, possess or have obtained and are in compliance with, all licences, registrations, permits, certificates, costs, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as now conducted or as proposed to be conducted, the failure to own, possess, obtain or be in compliance with which would not individually or in the aggregate have a Material Adverse Effect on Avino or any Subsidiary.

(n)
The execution and delivery of this Agreement by Avino, the consummation by Avino of the transactions contemplated hereby and the fulfillment of and compliance with the terms and provisions hereof by Avino do not and will not: (i) violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Avino, (ii) breach, violate or conflict with any of the terms, conditions or provisions of the Articles or Notice of Articles of Avino, or (iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, commitment or instrument to which Avino or any Subsidiary is a party or by which it is bound or to which its property is subject, or result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by Avino or any Subsidiary, or result in the creation of any lien, charge, security interest or encumbrance upon any of the assets or property of Avino or any other Subsidiary, or give to others any interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement or instrument.

(o)
Avino’s audited financial statements for the year ended December 31, 2013 including the notes thereto (together, the “Avino Financial Statements”), present fairly the financial position of Avino, the results of its operations and the changes in its financial position as at the dates and for the periods indicated in such statements and have been prepared in accordance with International Financial Reporting Standards consistently applied.

(p)
Since December 31, 2013 and except as has been publicly disclosed prior to the date hereof: (i) there has been no Material Adverse Change in the business, operations, assets or condition, financial or otherwise, of Avino from that shown in the Avino Financial Statements or reserved for as provided therein; (ii) Avino has no liability or obligation (including, without limitation, tax liabilities) whether accrued, absolute, contingent or otherwise, not reflected in the Avino Financial Statements, except for liabilities and obligations incurred in the ordinary course of business since December 31, 2013 up to and including the date hereof, which liabilities and obligations do not individually or in the aggregate have a Material Adverse Effect; and (iii) Avino has conducted its business only in the ordinary and regular course of business consistent with past practice.

(q)
Avino has not declared or paid any dividend or made any other distribution of its properties or assets to shareholders and has not disposed of any of its properties and assets or incurred any Material indebtedness, except in the ordinary course of business, or defaulted in any Material respect in the payment or performance of any of its obligations or liabilities or entered into any Material transaction or agreement other than those contemplated herein.

(r)
There are no actions, suits, proceedings, investigations, or outstanding claims or demands (whether or not purportedly on behalf of Avino or any Subsidiary) instituted, pending or threatened against or affecting Avino or any Subsidiary at law or in equity by any Person before or by any Governmental Entity, nor is there any judgment, order, decree or award of any court or Governmental Entity, obtained, pending, or to the knowledge of Avino, anticipated against or affecting Avino or any Subsidiary, which would prevent or Materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any Material judgment or liability not fully covered by insurance in excess of a reasonable deductible amount, or which in the aggregate would have a Material Adverse Effect on the business, operations, properties, assets or condition, financial or otherwise, of Avino or any Subsidiary.

(s)
All Returns required to be filed by or on behalf of Avino have been duly filed on a timely basis and such Returns are true, complete and correct in all Material respects. All Taxes shown to be payable on the Returns (if any) or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Avino with respect to items or periods covered by such Returns.

(t)
No deficiencies exist or have been asserted with respect to Taxes of Avino, Avino is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Avino or any of its assets.

(u)
Neither Avino, nor any Subsidiary, is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any officer or employee of Avino or any Subsidiary, which is outside the ordinary course of business.

(v)
Neither Avino, nor any Subsidiary, is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or threatened, or any litigation, actual or threatened, relating to employment or termination of employment of employees or independent or dependent contractors or agents.

(w)
Avino and any Subsidiary have operated in accordance with all applicable Laws in all Material respects with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any court, board or tribunal with respect to any of the areas listed herein.

(x)
Each contract or agreement between Avino or any Subsidiary and any other Person which is Material to the ownership, use or operation of the business, properties or assets of Avino or any Subsidiary on a consolidated basis, is in full force and effect and is valid, binding and enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights, including equitable remedies, generally; and no Material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a Material breach or default.

(y)	Avino and any Subsidiary have complied and are in compliance in all Material respects with all applicable Laws.

(z)	The corporate records and minute books of Avino and any Subsidiary have been maintained in accordance with applicable Laws and are complete and accurate in all Material respects.

(aa)
Other than as has been publicly disclosed, Avino is not party to or bound by any contract or commitment to pay any royalty, fee or land payment with respect to any of its properties or any portion thereof or interest therein.

(bb)
Avino’s Projects are properly and accurately described in the Schedule B hereto, and, except as set forth in Schedule B: (i) have been duly and properly staked and recorded in accordance with Laws in effect in the jurisdiction in which the properties are located; (ii) are in good standing under the Laws of the jurisdiction in which the properties are located; and (iii) are owned by Avino and its Subsidiaries free and clear of any and all Encumbrances, excluding Permitted Encumbrances.

(cc)
The conditions on and relating to Avino’s properties respecting all past and current operations thereon are, to the best knowledge of Avino, in compliance with all applicable federal, state, and municipal laws including all Environmental Laws, and neither Avino nor any Subsidiary has received from any Governmental Entity any notice of, or communication relating to, any actual or alleged Environmental Claims, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting such properties or any operators carried out thereon.

(dd)	Avino is not registered, and is not required to be registered, as an investment company under the United States Investment Company Act of 1940, as amended.

4.3
The representations and warranties of each of Bralorne and Avino contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the day after the Effective Date.

ARTICLE 5. CONDITIONS

5.1
To the Benefit of Avino. The obligations of Avino to complete the Arrangement are subject to fulfillment of the following conditions on or before the Effective Date or such other time as is specified below:

(a)
the representations and warranties of Bralorne set forth in Section 4.1 shall be true and correct on the Effective Date as though made on that date and Avino shall have received a certificate of Bralorne addressed to Avino and dated the Effective Date, signed on behalf of Bralorne by two senior executive officers thereof confirming the same as at the Effective Date;

(b)
Bralorne shall have fulfilled all of its obligations hereunder to be fulfilled by it on or before the Effective Date and Avino shall have received a certificate of Bralorne addressed to Avino and dated the Effective Date, signed on behalf of Bralorne by two senior executive officers thereof confirming the same as at the Effective Date;

(c)
from the date hereof up to and including the Effective Date, there shall have been no change, condition, event or occurrence which has or is reasonably likely to have a Material Adverse Effect on Bralorne;

(d)
from the date hereof up to and including the Effective Date, there shall not have occurred any action or have any communication by any of the directors or officers of Bralorne that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or any public disclosure of the transactions contemplated hereunder, or would render, or that reasonably may be expected to render, any representation or warranty made by Bralorne in this Agreement untrue in any Material respect at any time prior to the Effective Date if then made, or would be in contravention of the Support Agreements;

(e)	Bralorne shall have delivered to Avino evidence of the conditional acceptance of the Arrangement by the Exchange on behalf of Bralorne;

(f)
Avino will have obtained a favourable Fairness Opinion, and in result will have adopted all necessary resolutions and all other necessary corporate action will have been taken to permit the consummation of the Arrangement; and

(g)	a certified true copy of the Arrangement Resolution shall have been delivered to Avino on or before three (3) Business Days prior to the Termination Date.

These conditions are for the sole benefit of Avino and may be waived in whole or in part by Avino at any time. If any of such conditions precedent are not satisfied or waived as aforesaid on or before the date required for performance thereof, Avino may rescind and terminate this Agreement by written notice to Bralorne.

5.2
To the Benefit of Bralorne. The obligations of Bralorne to complete the Arrangement are subject to fulfillment of the following conditions on or before the Effective Date or such other time as is specified below:

(a)
the representations and warranties of Avino set forth in Section 4.2 shall be true and correct on the Effective Date as though made on that date and Bralorne shall have received a certificate of Avino addressed to Bralorne and dated the Effective Date, signed on behalf of Avino by two senior executive officers thereof confirming the same as at the Effective Date;

(b)
Avino shall have fulfilled all of its obligations hereunder to be fulfilled by it on or before the Effective Date and Bralorne shall have received a certificate of Avino addressed to Bralorne and dated the Effective Date, signed on behalf of Avino by two senior executive officers thereof confirming the same as at the Effective Date;

(c)
from the date hereof up to and including the Effective Date, there shall have been no change, condition, event or occurrence which has or is reasonably likely to have a Material Adverse Effect on Avino;

(d)	Avino shall have delivered to Bralorne evidence of the conditional acceptance of the Arrangement by the Exchange on behalf of Avino;

(e)
Bralorne will have obtained a favourable Fairness Opinion, and in result will have adopted all necessary resolutions and all other necessary corporate action will have been taken to permit the consummation of the Arrangement, including without limitation, the approval of the Bralorne Shareholders to the Arrangement Resolution; and

(f)
the Avino Common Shares will continue to be listed on the Exchange, and the Exchange will have accepted for listing the Avino Common Shares issuable upon completion of the Arrangement to the current holders of Bralorne Shares.

These conditions are for the sole benefit of Bralorne and may be waived in whole or in part by Bralorne at any time. If any of such conditions precedent are not satisfied or waived as aforesaid on or before the date required for performance thereof, Bralorne may rescind and terminate this Agreement by written notice to Avino.

5.3
To the Benefit of All Parties. The obligations of Avino and Bralorne to complete the Arrangement are subject to fulfilment of the following conditions on or before the Effective Date or such other time as is specified below:

(a)	the business of Avino and Bralorne shall have been operated in a manner consistent with past practices in the ordinary course;

(b)	there shall have been no Material Adverse Changes in Avino’s or Bralorne’s assets, business or liabilities;

(c)
if any Dissenting Shareholders exercise their Dissent Rights (and have not withdrawn such exercise), then the aggregate shareholdings of all such Dissenting Shareholders must not represent more than 5% of the total issued and outstanding Bralorne Shares;

(d)
the Final Order shall have been granted in form and substance satisfactory to Avino and Bralorne, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties on appeal or otherwise;

(e)	the Effective Date shall be on or before the Termination Date;

(f)	there shall be no action taken under any Law or by any Governmental Entity that:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)
results in a judgement or assessment of damages, directly or indirectly, relating to the transactions contemplated herein which would have a Material Adverse Effect on Avino or Bralorne, as the case may be, or impede the completion of the Arrangement;

(g)
all approvals shall have been obtained and all other consents, waivers, permits, orders and approvals of any Governmental Entity or other Person, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would have a Material Adverse Effect on Avino or Bralorne, as the case may be, or impede the completion of the Arrangement, shall have been obtained or received on terms reasonably satisfactory to each Party;

(h)
on the Effective Date, each Party (the “Indemnifier”) hereby indemnifies and holds the other Party (the “Indemnitee”) harmless from any liabilities of the Indemnifier, or any wholly-owned subsidiary of the Indemnifier, existing now or in the future, for which the Indemnitee may be held liable;

(i)	the Exchange shall have provided such conditional approval of the Arrangement as is required under its rules, subject to the filing of required final documentation; and

(j)	any prospectus exemptions required in connection with the issuance of the Avino Common Shares issuable under the Arrangement shall have been obtained or are available.

The foregoing conditions are for the mutual benefit of Avino and Bralorne and may be waived, in whole or in part, by Avino and Bralorne at any time. If any of the said conditions precedent are not satisfied or waived as aforesaid on or before the date required for the performance thereof, Avino or Bralorne may rescind and terminate this Agreement by written notice to the other Parties and shall have no other right or remedy.

5.4
Merger of Conditions. The conditions set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released upon the Arrangement becoming effective in accordance with this Agreement.

ARTICLE 6. GENERAL MATTERS

6.1
Communication with Public. All press releases and publicly available filings in respect of the Arrangement made by either Party will be approved by both Parties. However, notwithstanding the foregoing: (i) either Party may make such disclosure as may be required by any stock exchange on which any of the securities of such Party are listed or by any securities commission or other similar regulatory authority having jurisdiction over such Party or pursuant to any requirement of any Law to which either Party is subject; and (ii) nothing in this Agreement shall prevent either Party from discussing the terms hereof with regulators and financial and investment analysts or responding to unsolicited inquiries from the media; provided however that for clarity, Bralorne must comply with its duties and obligations under Section 3.2(d)(ii). If such disclosure is required, the Party making such disclosure shall use reasonable efforts to give prior written or oral notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure.

6.2
Amendment. This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of their respective shareholders.

6.3
Termination. This Agreement may be terminated at any time prior to the Effective Date by mutual consent of Avino and Bralorne or as provided in Sections 5.1, 5.2 or 5.3. This Agreement will terminate if the Effective Date is not on or before the Termination Date.

6.4
Expenses. All costs and expenses of the transactions contemplated hereby, including legal fees, financial advisory fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs of both Bralorne and Avino shall be paid by Avino.

6.5
Notices. Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to the other Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address set out below. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, then on the next succeeding business day) and if sent by facsimile transmission or electronic mail be deemed to have been given and received at the time of receipt unless received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day as follows:

(a)	if to Avino:

Suite 900, 570 Granville St.
Vancouver, British Columbia, V6C 3P1
Attention: Mr. David Wolfin
Fax Number: (604) 682-3600
Email: dwolfin@avino.com

(b)	if to Bralorne:

c/o Suite 1750, 1185 West Georgia St.
Vancouver, British Columbia, V6E 4E6
Attention: Mr. William Kocken
Fax Number: (604) 688-0778
Email: gold@bralorne.com

6.6
Further Assurances. Each Party will, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

6.7
Entire Agreement. This Agreement, including the Schedules hereto, together with the agreements and other documents to be delivered pursuant hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

6.8	Third Party Beneficiaries. The Parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the Parties.

6.9
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein (without regard for conflict of laws principles). Each Party hereby attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the City of Vancouver in respect of all matters arising under or in relation to this Agreement.

6.10
Execution in Counterparts. This Agreement may be executed in counterparts and delivered by fax or other electronic means, and the counterparts collectively are to be conclusively deemed to be one instrument.

6.11
Waiver. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

6.12
Enurement and Assignment. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement is personal to the Parties and may not be assigned by any Party without the prior written consent of the other Party.

6.13	Time. Time is of the essence of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

AVINO SILVER & GOLD MINES LTD.

By:

______________________________________________
Authorized Signatory

BRALORNE GOLD MINES LTD.

By:

______________________________________________
Authorized Signatory

SCHEDULE A

PLAN OF ARRANGEMENT

ARTICLE 1. DEFINITIONS AND INTERPRETATION

1.1	Definitions. In this Plan of Arrangement the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement Agreement” means the arrangement agreement dated as of July 31, 2014 to which this Plan of Arrangement is attached as Schedule A;

(b)	“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCA on the terms and conditions set forth in this Plan of Arrangement;

(c)	“Avino” means Avino Silver & Gold Mines Ltd., a company incorporated under the BCA;

(d)	“Avino Common Shares” means common shares in the capital of Avino as they are constituted as at the Effective Date;

(e)
“business day” means any day other than Saturday, Sunday or a day observed as a holiday, on which the principal commercial banks located in Vancouver, British Columbia, are open for the conduct of business;

(f)	“BCA” means the British Columbia Business Corporations Act, as amended;

(g)	“Bralorne” means Bralorne Gold Mines Ltd., a company incorporated under the BCA;

(h)	“Bralorne Options” means the outstanding stock options to purchase Bralorne Shares granted by Bralorne pursuant to its stock option plan prior to the Effective Date;

(i)	“Bralorne Shareholders” means the registered and beneficial holders of Bralorne Shares;

(j)	“Bralorne Shares” means the issued and outstanding common shares in the capital of Bralorne on the Effective Date, excluding the common shares of Bralorne held by Avino;

(k)	“Bralorne Stock Option Plan” means the current stock option plan authorized by Bralorne, and if more than one plan, collectively, means all of them;

(l)	“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Vancouver, British Columbia, are open for the conduct of business;

(m)	“Court” means the Supreme Court of British Columbia;

(n)
“Dissenting Shareholder” means a Bralorne Shareholder who exercises Dissent Rights (as defined in Section 5.1 below) in connection with the resolution to approve the Arrangement and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

(o)	“Effective Date” means the next Business Day following the date of the Final Order, or such later date as may be mutually agreed by the Parties;

(p)	“Effective Time” means 12:01 am on the Effective Date;

(q)
“Final Order” means the final order of the Court approving the Arrangement granted pursuant to Section 291(4) of the BCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(r)	“Interim Order” means the interim order of the Court made in connection with the process for obtaining securityholder approval of the Arrangement and related matters;

(s)	“Liens” means any mortgage, lien, hypothecation, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other right of third parties;

(t)
“Meeting” means the special meeting of Bralorne Shareholders (including any adjournment or postponement thereof) that is convened as provided by the Interim Order to consider and, if deemed advisable, approve the Arrangement and all other matters requiring approval pursuant to the terms and conditions of the Arrangement Agreement or the Interim Order;

(u)	“Meeting Date” means the date of the Meeting;

(v)	“Parties” means Avino and Bralorne, and “Party” means either one of them;

(w)	“Share Consideration” has the meaning set forth in Subsection 3.2(a) below;

(x)	“Tax Act” means the Income Tax Act (Canada) as amended; and

(y)	“Transfer Agent” means Avino’s transfer agent, which as at the date of the Arrangement Agreement is Computershare Investor Services Inc. of Vancouver, British Columbia.

1.2
Interpretation Not Affected by Headings. The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3
Article References. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.4
Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5	Capitalized Terms. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Arrangement Agreement.

ARTICLE 2. ARRANGEMENT AGREEMENT

2.1
Arrangement Agreement. This Plan of Arrangement is made pursuant and forms a part of and is subject to the provisions of the Arrangement Agreement. The implementation of this Plan of Arrangement is expressly subject to the fulfilment and/or waiver (by the Party or Parties entitled) of the conditions precedent set out in the Arrangement Agreement. If there is any conflict or inconsistency between the provisions of the Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of the Plan of Arrangement shall govern.

ARTICLE 3. THE ARRANGEMENT

3.1	Effective Time. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Avino, (ii) Bralorne, and (iii) all Bralorne Shareholders.

3.2	The Arrangement. At the Effective Time:

(a)
each Bralorne Share that is issued and outstanding immediately prior to the Effective Time (excluding the Bralorne Shares held by Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of the Bralorne Shares in respect of which they have exercised their Dissent Rights and any Bralorne Shares held, directly or indirectly, by Avino immediately prior to the Effective Time) will be transferred, and will be deemed to be transferred, without any act or formality on the Bralorne Shareholder’s part, to Avino in exchange for Zero Point One Four (0.140) fully paid and non-assessable Avino Common Share (the “Share Consideration”);

(b)	at the same time as the step contemplated by Subsection 3.2(a), with respect to each Bralorne Share transferred to Avino:

(i)
the Bralorne Shareholder who was the registered holder of such Bralorne Share immediately prior to the Effective Time will cease to be the holder of such Bralorne Share and the name of such Bralorne Shareholder will be removed from the securities register of Bralorne with respect to such Bralorne Share; and

(ii)
legal and beneficial title to such Bralorne Share will vest in Avino and Avino be and be deemed to be the transferee and the legal and beneficial owner (free and clear of any Liens) of such Bralorne Share and will be entered in the securities register of Bralorne as the sole holder of such Bralorne Share;

(c)
without limiting the generality of Subsection 3.2(a) above, (i) the separate legal existence of Bralorne will continue; (ii) all of the Bralorne Shares held by Avino will be cancelled without any repayment of capital in respect of those shares; (iii) Bralorne will become the wholly-owned subsidiary of Avino; and (iv) the property and liabilities of Bralorne will remain the property and liabilities of Bralorne;

(d)
each Bralorne Option granted and outstanding immediately prior to the Effective Time shall be deemed to be cancelled without consideration, without the need for any further act or formality, and with respect to each such Bralorne Option, the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Bralorne Option or under the applicable Bralorne Stock Option Plan and the name of the holder thereof will be removed from the applicable securities register of Bralorne with respect to such Bralorne Option;

(e)	the Bralorne Stock Option Plan will be cancelled;

(f)
each of the outstanding Bralorne Shares held by Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of the Bralorne Shares in respect of which they have exercised their Dissent Rights shall be deemed to be irrevocably transferred to Avino (free and clear of any Liens) and such Dissenting Shareholders shall cease to have any rights as Bralorne Shareholders other than the right to be paid the fair value of their Bralorne Shares in accordance with Article 5; and

(g)	at the same time as the step contemplated by Subsection 3.2(f) above, with respect to each Bralorne Share held by a Dissenting Shareholder:

(i)
the Dissenting Shareholder who was the registered holder of such Share immediately prior to the Effective Time will cease to be the holder of such Share and the name of such Dissenting Shareholder will be removed from the securities register of Bralorne with respect to such Bralorne Share; and

(ii)
legal and beneficial title to such Bralorne Share will vest in Avino and Avino will be, and be deemed to be, the transferee and the legal and beneficial owner (free and clear of any Liens) of such Bralorne Share and will be entered in the securities register of Bralorne as the sole holder of such Bralorne Share;

provided that none of the foregoing in Subsections 3.2(a) to (g) above will occur or be deemed to occur, unless all of the foregoing occurs.

ARTICLE 4. CERTIFICATES AND FRACTIONAL SHARES

4.1
Exchange of Share Certificates. Each Bralorne Shareholder shall be entitled to receive the Share Consideration issuable pursuant to this Plan of Arrangement in the manner set out in Subsection 3.2(a) above, as soon as practicable immediately before the Effective Time on the Effective Date, and Avino will forthwith deliver to the Transfer Agent a letter of transmittal in the form required by the Transfer Agent and Avino, together with the certificates representing such holder’s Bralorne Shares, and such other documents and instruments as are required under the BCA and the Articles of Avino to effect the transfer of securities formerly represented by such certificates or such additional documents as the Transfer Agent may reasonably require.

4.2
Transfer of Ownership. In the event of a transfer of ownership of Bralorne Shares that is not registered in the records of Bralorne, certificates representing the proper numbers of Avino Common Shares may be issued to the transferee if the certificate representing such Bralorne Shares is presented to the Transfer Agent together with the letter of transmittal and the other documents required in accordance with Article 4, accompanied by all documents required to evidence and effect such transfer.

4.3
Lost Share Certificates. If any certificate which represents Bralorne Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, satisfactory to the Transfer Agent and to Avino, and upon such Person giving an indemnity satisfactory to Avino and the Transfer Agent against any claims that may be made against Avino with respect to the certificate alleged to have been lost, stolen or destroyed, in exchange for such lost, stolen or destroyed certificate, certificates representing the Avino Common Shares deliverable in accordance with such holder’s letter of transmittal will be issued.

4.4
Unsurrendered Certificates. Until surrendered as contemplated by Section 4.1, each certificate or agreement which immediately prior to the Effective Time represented one or more outstanding Bralorne Share shall be deemed at all times after the Effective Time to represent only the right to receive the securities contemplated by Section 4.1.

4.5
Distributions with respect to Unsurrendered Share Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Avino Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Bralorne Shares that were exchanged pursuant to Section 3.1, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1.

4.6	Fractional Securities. No fractional securities will be issued by Avino, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded down to the nearest lower whole number.

4.7
Surrender of Rights. Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Bralorne Shares shall cease to represent a claim or interest of any kind or nature against Avino, if it has not been surrendered with all other instruments required hereby on or prior to the third anniversary of the Effective Date. In such circumstances, the person ultimately entitled to any certificate hereunder shall be deemed to have surrendered such entitlement to Avino, together with all entitlement to dividends and distributions thereon held for such person for no consideration.

ARTICLE 5. DISSENT RIGHTS

5.1
A holder of Bralorne Shares may exercise rights of dissent conferred in the manner set out in Division 2, Part 8 of the BCA (the "Dissent Rights"), provided that, notwithstanding subsection 242(1)(a) of the BCA, the written notice of dissent referred to in subsection 242(1)(a) of the BCA must be received by Bralorne not later than 5:00 p.m. (Pacific Time) on the last business day preceding the Meeting Date. Without limiting the generality of the foregoing, holders who duly exercise such rights of dissent and who are:

(a)	ultimately paid fair value for their Bralorne Shares shall be paid by Bralorne and shall be deemed to have had their Bralorne Shares cancelled on the Effective Date; or

(b)
ultimately are not entitled to be paid their fair value for any reason for their Bralorne Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting holders of Bralorne Shares and shall receive Avino Common Shares on the basis determined in accordance with Section 3.1 of this Plan of Arrangement;

(c)
but in no case will Bralorne or Avino, or any other person, including the Transfer Agent, be required to recognize any Dissenting Shareholder as a holder of Bralorne Shares after the Effective Time, and the names of each Dissenting Shareholder will be removed from the central securities register of Bralorne at the Effective Time. For greater certainty, and in addition to any other restriction under Section 242 of the BCA, Bralorne Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 6. MISCELLANEOUS

6.1
Amendment. The Parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document which is signed by the Parties and filed with the Court and, if made following the Meeting, approved by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Avino, provided that it concerns a matter which, in the reasonable opinion of Avino, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Bralorne Shares.

6.2
Termination. At any time up until the time the Final Order is made, the Parties may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding passage of the Arrangement Resolution. In addition to the foregoing, this Plan of Arrangement shall automatically, without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

6.3
Further Assurances. Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to occur without any additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by the Parties in order to better implement this Plan of Arrangement.

6.5
Withholding Rights. Bralorne, and Avino shall be entitled to deduct and withhold from any consideration payable to any Securityholder under this Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as Bralorne or Avino determine, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes as having been paid to the Bralorne Shareholders in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Bralorne or Avino, as the case may be.

SCHEDULE B

DESCRIPTION OF AVINO PROJECTS

Avino Mine Property, Mexico

Avino indirectly owns an effective 99.66% interest in the Avino mine property, located in the State of Durango, Mexico, including the San Gonzalo mine and ET Zone, consisting of 42 exploration concessions and 4 mining leases. In respect of the Unification Los Platosa (ET Zone), Avino has agreed to pay a 3.5% net smelter returns royalty based on a monthly production rate of 15,000 tonnes, and Avino also holds an option to purchase the ET Zone for USD$8 million.

Minto Property, British Columbia

Avino owns a 100% interest in certain Crown granted mining claims, located in the Lillooet Mining Division, British Columbia.

Olympic-Kelvin Property, British Columbia

Avino owns a 100% interest in certain Crown granted mining claims, located in the Lillooet Mining Division, British Columbia.

Eagle Property, Yukon Territory

Avino owns a 100% interest in 14 quartz mining leases comprising the Eagle property, Mayo Mining District, in the Yukon Territory, and has optioned to Avaron Mining Corp. the right to acquire all its leasehold interests in that property by an option agreement dated January 3, 2012, as amended November 22, 2012, which option Avaron subsequently assigned to Benz Capital Corp. by an assignment agreement dated November 30, 2012, with Avino’s consent.